August 13, 2024

Via EDGAR

Ms. Lulu Cheng

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Invesco CurrencyShares® Australian Dollar Trust

Pre-Effective Amendment No. 1 on Form S-1 to Form S-3 Registration Statement

Filed July 26, 2024

File No. 333-280633

Dear Ms. Cheng:

On behalf of the Invesco CurrencyShares® Australian Dollar Trust (the “Trust”), set forth below are the Trust’s responses to the oral comments provided by the staff of the SEC Division of Corporation Finance (the “Staff”) in connection with the Staff’s review of the above-referenced Registration Statement (the “Registration Statement”). The Staff’s comments are set forth below in italics, followed by the Trust’s response. We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 2”).

1.

We note your response to prior comment 1 and the filing of Amendment No. 1 on Form S-1 to Form S-3. Please confirm your understanding that you should recompute your public float each time an annual report is filed for purposes of Section 10(a)(3) of the Securities Act.

Response: The Trust acknowledges the Staff’s comment and confirms that the Trust recomputes its public float each time an annual report is filed for purposes of Section 10(a)(3) of the Securities Act.

2.

We note that your Pre-Effective Amendment to Registration Statement on Form S-1 was filed under EDGAR tag “S-3/A”, as opposed to EDGAR tag “S-1/A”, the latter of which should be used. Please ensure that subsequent filings are filed under the correct EDGAR tag.

Securities and Exchange Commission

Response: Acknowledging the Staff’s comment, the Trust hereby respectfully advises the Staff that the Trust is concurrently submitting via EDGAR Amendment No. 2 with the EDGAR tag “S-1/A”.

If you have any questions about the foregoing, please contact counsel for the Trust, Alexis Leineweber of Foley & Lardner LLP at (414) 297-4922 or, in her absence, her colleague Patrick Daugherty at (312) 832-5178.

Sincerely,

INVESCO SPECIALIZED PRODUCTS, LLC, Sponsor of the Trust

By:	/s/ Adam Henkel
Adam Henkel
Head of Legal, US ETFs